UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)*

CROSS BORDER RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

227443108
(CUSIP Number)

Richard F. LaRoche, Jr. 2103 Shannon Drive Murfreesboro, TN 37129 (615) 390-4911
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Richard F. LaRoche, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 838,331
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 838,331
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 838,331
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer.

This statement relates to ownership of the common stock, par value $0.001 per share (“Shares”), of Cross Border Resources, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2515 McKinney Avenue, Suite 900, Dallas, Texas 75201.

The percentage of beneficial ownership calculation reflected in this Schedule 13D is based upon 16,151,946 shares of Common Stock outstanding as of November 12, 2012, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2012.

Item 2.	Identity and Background.

This statement is filed on behalf of Richard F. LaRoche, Jr., with an address of 2103 Shannon Drive, Murfreesboro, TN 37129.  Mr. LaRoche is presently retired, but serves on the Board of Directors of the Issuer.

Mr. LaRoche has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. LaRoche has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. LaRoche is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 9, 2011, Pure Gas Partners II, L.P. (“Pure”), which held an aggregate of 9,981,536 Shares as a result of the Issuer’s acquisition of Pure’s subsidary, distributed its Shares to its limited partners on a pro rata basis. As a result of the distribution, the following limited partnerships, for each of which Mr. LaRoche is a general partner, received the following Shares: (i) LaRoche Family, L.P. received 135,219 Shares (received indirectly as a limited partner of another entity that held interests in Pure, which entity later distributed these Shares to its limited partners); (ii) LaRoche Enterprises L.P. received 351,679 Shares (received directly and indirectly as a limited partner of another entity that held interests in Pure, which entity later distributed these Shares to its limited partners); and (iii) Bushy Forest, L.P. received 92,895 Shares.

In January 2011 for his service as a director of the Issuer, Mr. LaRoche was granted stock options to purchase 25,000 Shares at a price of $4.80 per share.  The options became exercisable on January 31, 2011 and expire on January 30, 2016.

Through a private placement conducted by the Issuer, LaRoche Enterprises, L.P. acquired 133,334 units, consisting of 133,334 Shares and warrants to purchase 133,334 Shares for a purchase price of $200,001 ($1.50 per unit), which purchase was made with working capital.

On August 25, 2011, Bushy Forest L.P. purchased 7,105 Shares for a purchase price of $8,881.25 ($1.25 per share) using its working capital.

Item 4.	Purpose of Transaction.

Mr. LaRoche acquired the Shares for investment purposes.  Depending upon overall market conditions, other investment opportunities available to Mr. LaRoche, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Mr. LaRoche may endeavor to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise or upon the exercise of options and warrants discussed above, on such terms and at such times as Mr. LaRoche may deem advisable.

On January 3, 2011, Mr. LaRoche was appointed as a member of the Issuer’s Board of Directors.  As a director of the Issuer, Mr. LaRoche is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.

Except as discussed above, Mr. LaRoche does not have specific plans or proposals at this time that would result in a change to the Issuer as set forth in subsections (a) – (j) of Item 4 of Schedule 13D.  Mr. LaRoche plans to evaluate his investment in the Issuer on a continuing basis, and in connection with such evaluation Mr. LaRoche may in the future upon due consideration of all relevant factors take certain actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging in communications with management and the Board of the Issuer regarding the events discussed herein, engaging in discussions with third parties about the Issuer and the Mr. LaRoche’s investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure or operations of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Mr. LaRoche is deemed the beneficial owner of 838,331 Shares, or 5.1% of the Issuer’s outstanding common stock, which ownership includes: (i) 94,984 Shares held by LaRoche Family, L.P., of which Mr. LaRoche is a general partner; (ii) 485,013 Shares held by LaRoche Enterprises, L.P., of which Mr. LaRoche is a general partner; (iii) 100,000 Shares held by Bushy Forest L.P.; of which Mr. LaRoche is a general partner; (iv) warrants to purchase 133,334 Shares held by LaRoche Enterprises, L.P, of which Mr. LaRoche is general partner; and (v) stock options to purchase 25,000 Shares held by Mr. LaRoche.  As general partner of LaRoche Family, L.P., LaRoche Enterprises, L.P. and Bushy Forest, L.P., Mr. LaRoche has sole power to vote and to dispose of the Shares; accordingly, he is deemed to have beneficial ownership over such shares.  However, Mr. LaRoche disclaims beneficial ownership of Shares held by the limited partnerships except to the extent of his pecuniary interest therein.

In addition to the transactions described in Item 3 above, LaRoche Family, L.P. distributed a gift of 40,235 Shares in August 2012.  Mr. LaRoche has not effected any other transactions in the Issuer’s securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among Mr. LaRoche and any other person with respect to the securities of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 19, 2013

/s/ Richard F. LaRoche Jr.
Richard F. LaRoche Jr.